Exhibit (a)(2)

MEDIA STATEMENT — FOR IMMEDIATE RELEASE
2501 MCGEE, MD 288 P.O. BOX 419580 KANSAS CITY, MISSOURI 64141 WWW.HALLMARK.COM PRESSROOM.HALLMARK.COM

Hallmark announces intent to take Crown Media private

KANSAS CITY, MO. (March 9, 2016) — Donald J. Hall Jr., chief executive officer of Hallmark Cards, Inc., today announced that Hallmark intends to acquire all of Crown Media Holdings, Inc.’s (CRWN) outstanding common stock signaling the company’s intent to take Crown Media private.

Media Contacts:
Julie Elliott
Hallmark Public Relations 816/274-5961 (office) 816/564-6030 (mobile) Julie.Elliott@Hallmark.com	# # #

About Hallmark

For more than 100 years, privately-held Hallmark has been dedicated to creating a more emotionally-connected world. In the U.S., products offered by Hallmark Greetings, Hallmark Retail and Hallmark Home & Gifts can be found in more than 32,000 retail accounts including mass retailers, Hallmark Gold Crown® stores and online. Hallmark’s family of companies also includes Crayola®, maker of creative art tools and toys, Crown Center, a mixed-use entertainment, office and residential district in Kansas City, and Hallmark International, which offers products in more than 30 languages available in 100 countries. Hallmark also is a majority stakeholder in Crown Media Holdings, Inc., which owns and operates cable television’s Hallmark Channel and Hallmark Movies & Mysteries. Headquartered in Kansas City, Mo., Hallmark employs 30,000 people worldwide. For more information, visit Hallmark.com. Connect on Facebook, Twitter, Instagram and Pinterest.

About Crown Media Holdings, Inc.

Crown Media Holdings, Inc. is the corporate parent for the portfolio of cable networks and related businesses under Crown Media Family Networks. The company currently operates and distributes Hallmark Channel in both high definition (HD) and standard definition (SD) to 90 million subscribers in the United States. Hallmark Channel is the nation’s leading destination for quality family programming with an ambitious slate of TV movies and specials; original scripted series, including When Calls the Heart and Good Witch; as well as some of television’s most beloved sitcoms and series. Hallmark Channel is also home to annual holiday franchise, Countdown to Christmas, featuring a lineup of 24/7 holiday programming. Hallmark Channel’s sibling network, Hallmark Movies & Mysteries, is available in 64 million homes in HD and SD and is one of America’s fastest-growing cable networks. Hallmark Movies & Mysteries features a unique mix of original movies and acquired series focusing on the lighter side of the suspense and mystery genres. The network is also home to the annual holiday programming franchise, the Most Wonderful Movies of Christmas, as well as presentations from the award-winning Hallmark Hall of Fame library. In addition, Crown Media Family Networks includes the online offerings of HallmarkChannel.com and HallmarkMoviesandMysteries.com.

Crown Media Holdings, Inc. (NASDAQ: CRWN), owns and operates Crown Media Family Networks.